OIS Accommodations SpinCo Inc.

Three Allen Center

333 Clay Street, Suite 4620

Houston, Texas 77002

February 10, 2014

Kristina Aberg

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	OIS Accommodations SpinCo Inc.

Form 10
Filed December 12, 2013
File No. 001-36246

Ladies and Gentlemen:

Set forth below are the responses of OIS Accommodations SpinCo Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 9, 2014, with respect to Form 10, File No. 001-36246, filed with the Commission on December 12, 2013 (the “Form 10”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10 unless otherwise specified.

Form 10

1.

Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement, subject to applicable exemptions. Please confirm to us your understanding that we will require sufficient time to review such information before accelerating the effectiveness of the registration statement.

RESPONSE:

We acknowledge the Staff’s comment and undertake to provide all information required by Form 10, including the required exhibits and completed blanks in the information statement. We also confirm our understanding that the Staff will require sufficient time to review such information before accelerating the effectiveness of the registration statement.

2.

Please provide us with support for all quantitative and qualitative business and industry data used in the Form 10. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us, if true, that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Securities and Exchange Commission

February 10, 2014

RESPONSE:

We acknowledge the Staff’s comment and have supplementally provided to the Staff pursuant to Securities Act Rule 418 third-party reports or studies that support quantitative and qualitative business and industry data used in the Form 10. We have marked each report or study to highlight the specific portions that we are relying upon. We also confirm that no third party data included in the registration statement was prepared for or commissioned by us or any of our affiliates.

Item 15. Financial Statements and Exhibits

3.

We note that you list as exhibits to the Form 10 the forms of agreements into which you and Oil States International, Inc. intend to enter. Please tell us whether you intend to file the final, executed versions of these agreements in a subsequent amendment.

RESPONSE:

We acknowledge the Staff’s comment and note that forms of agreements that we undertake to file will include all material terms of the agreements into which we and Oil States International, Inc. (“Oil States”)intend to enter. To the extent such agreements are executed prior to the effectiveness of the Form 10, we will file the executed versions as exhibits to the Form 10. We will undertake to file the final, executed versions of any agreements that are executed following effectiveness of the Form 10 on Form 8-K.

4.	Please tell us if you intend to file the IRS private letter ruling and opinion from tax counsel as exhibits to the Form 10.

RESPONSE:

We acknowledge the Staff’s comment. We respectfully submit that it is neither customary nor appropriate to file the IRS private letter ruling or opinion from tax counsel under these circumstances. In addition, we note that Item 601(b)(8) does not apply to registration statements on Form 10. We believe that the material federal United States income tax consequences of the distribution which the IRS private letter ruling and legal opinion will address are thoroughly discussed in the information statement. Accordingly, we do not intend to file the IRS private letter ruling or opinion from tax counsel as exhibits to the Form 10.

Securities and Exchange Commission

February 10, 2014

Exhibit 99.1 Information Statement

Forward-Looking Statements, page 36

5.

We note your disclaimer as to forward-looking statements and your reference to the Private Securities Litigation Reform Act of 1995. Please note that you are not eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise your disclosure as appropriate here and on page 58.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclaimer as to forward-looking statements and removed the reference to the Private Securities Litigation Reform Act of 1995. Please see pages 36 and 59 of the information statement.

6.

We refer to your statement that “[a]ll statements other than statements of historical facts ... are forward-looking statements.” This definition of forward-looking statements is too broad. Please revise.

RESPONSE:

We acknowledge the Staff’s comment and have revised our definition of forward-looking statements. Please see page 36 of the information statement.

The Spin-Off, page 37

7.	Please tell us Oil States’s current number of shareholders, and the number of shareholders you expect to have after the spin-off.

RESPONSE:

We acknowledge the Staff’s comment and have revised the information statement to disclose that Oil States currently has 24 shareholders of record. In a future amendment to the information statement, we will disclose the number of shareholders of record Oil States expects to have after the spin-off. Please see page 105.

Conditions to the Spin-Off, page 46

8.

We note that you may waive the conditions that the SEC declares the Form 10 effective and that the information statement be mailed to Oil States shareholders. Please confirm to us your understanding that such conditions must be satisfied for you and Oil States to rely on our position set forth in Staff Legal Bulletin No. 4.

Securities and Exchange Commission

February 10, 2014

RESPONSE:

We acknowledge the Staff’s comment and confirm we understand the conditions that the SEC declares the Form 10 effective and that the information statement is mailed to Oil States shareholders must be satisfied for Oil States and us to rely on the Staff’s position set forth in Staff Legal Bulletin No. 4.

9.

We note that the condition of Oil States’s receipt of a private letter ruling may be waived by Oil States. If Oil States waives such condition and the change in tax consequences is material to Oil States’s shareholders, please tell us how Oil States intends to communicate such change in tax consequences to its shareholders.

RESPONSE:

We acknowledge the Staff’s comment. If there is a material change in tax consequences from those disclosed in the information statement resulting from a waiver of the condition requiring receipt of a private letter ruling, Oil States will communicate such changes by amending and, if necessary, recirculating the information statement that forms part of the Form 10.

Transferability of Shares of Our Common Stock, page 47

10.	When known, please disclose the amount of shares that may be resold by your affiliates, subject to Securities Act Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment. We undertake to disclose the amount of shares that may be resold by our affiliates, subject to Securities Act Rule 144, in a future amendment to the information statement.

Unaudited Combined Pro Forma Financial Statements, page 51

11.	In your next amendment please provide completed pro forma financial statements with amounts of the adjustments.

RESPONSE:

We acknowledge the Staff’s comment. Please see pages 51-57 containing complete pro forma financial statements with amounts of the adjustments, other than per share data. We will include per share data in a subsequent amendment once a definitive distribution ratio has been determined.

12.

We note adjustment b to the pro forma financial statements on page 56. Please tell us and disclose why these costs are being excluded from the pro forma financial statements. In addition tell us if you are including or excluding costs related to annual general and administrative costs related to corporate management and public company board of directors. Tell us the reasons for the inclusion or exclusion from the pro forma’s and the nature of the costs.

Securities and Exchange Commission

February 10, 2014

RESPONSE:

We acknowledge the Staff’s comment and have revised adjustment b to the pro forma financial statements on page 56. We are excluding incremental general and administrative costs related to corporate management and the public company board of directors because such amounts are projected amounts based on subjective estimates and would not be factually supportable at this time.

13.

We note that you plan to enter into agreements with your former parent to provide certain services. Please provide us with details of these agreements and tell us how these agreements will impact your pro forma financial statements.

RESPONSE:

We acknowledge the Staff’s comment. We anticipate that we will enter into a Tax Sharing Agreement, Transition Services Agreement (“TSA”) and an Employee Matters Agreement (“EMA”) with our former parent.

The Tax Sharing Agreement will govern the respective rights, responsibilities, and obligations of Oil States and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes.

We expect that the TSA agreement will cover services performed our behalf by our former parent related to (1) tax compliance and planning, (2) legal services including contract review and litigation management, (3) IT services, and (4) payroll, benefits and treasury transition services. We do not expect that these services will last longer than twelve months.

The historical combined financial statements of the accommodations business of Oil States include an allocation of corporate costs of Oil States for services that will be provided under the TSA and Tax Sharing Agreement. For the year ended December 31, 2012 and the nine months ended September 30, 2013, this allocation totaled $5.0 million and $4.3 million, respectively. With these allocations, the incremental costs related to the TSA and Tax Sharing Agreement are not expected to be material. As such, we have not made a pro forma adjustment related to these agreements.

The EMA will address how employees for both SpinCo and Oil States will be impacted and treated in the spin-off transaction including, but not limited to, how equity compensation will be treated in the transaction. Once the terms of the EMA are known, we undertake to disclose the estimated financial impact of these arrangements, if any, in a future amendment to the information statement.

Liquidity and Capital Resources, page 65

14.

We note your disclosure that you plan to fund capital expenditures with “borrowings under US, Canadian and Australian credit facilities.” We note that you do not currently have these facilities. Please clarify this and disclose how you will fund your operations for the next 12 months if you are not able to secure credit facilities.

Securities and Exchange Commission

February 10, 2014

RESPONSE:

We acknowledge the Staff’s comment. We are currently working to secure the credit facilities referenced in the information statement and expect to secure commitments for such facilities in advance of requesting effectiveness of the Form 10. We undertake to disclose the terms of these committed facilities in a future amendment to the information statement. If we are unable to secure commitments, we undertake to disclose how we will fund our operations for the next 12 months.

15.

Please expand your disclosure to include additional analysis of your capital expenditures by breaking down total capital expenditures between new development (as applicable), routine capital expenditures and other capital expenditures by year. The total of these expenditures should reconcile to the cash flow statement. In addition, please expand your narrative discussion of fluctuations from year to year to discuss any known trends or expectations for the future.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure on page 67 of the information statement to clarify that our “development” spending is related to the construction and installation of additional rooms and expansionary central facilities. Such “development” spending is exclusive to our lodge and village locations. We have further disclosed our estimated spending on (1) land banking and (2) mobile and open camp assets. The remaining other capital expenditures relate to the following: maintenance and replacement spending, spending related to support assets (such as support vehicles, water and wastewater treatment assets, etc.) and other. Please see pages 66 to 67 of the information statement.

16.

We note that you capitalize soft costs such as interest, payroll and other G&A expenses. In addition to above please include in your disclosure the total amount of these soft costs capitalized by year. Please provide a narrative discussion for fluctuations from year to year.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that we capitalize a portion of the soft costs related to our wholly-owned, controlled manufacturing capabilities in Canada, Australia and the United States. We utilize this manufacturing capability, and at times and to a lesser degree outsourced, third-party manufacturing, to construct the modular units that comprise our lodges and villages as well as our mobile and open camp assets. To the extent that we use our manufacturing capability, we capitalize direct labor and overhead related to constructing these rooms and assets. Our capitalization of these costs, consistent with GAAP, only relates to personnel and overhead related to the design, engineering and construction efforts. We do not capitalize corporate SG&A costs. We have revised the disclosure to include the total amount of these soft costs, which only relate to capitalized interest, and a discussion of the fluctuations from year to year. Please see page 67.

Securities and Exchange Commission

February 10, 2014

Contractual Obligations, page 67

17.

Please revise your tabular presentation of contractual obligations to include all of your long-term debt, including affiliated debt, and interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

RESPONSE:

We acknowledge the Staff’s comment and have included a textual discussion of our assumptions of estimated variable rate interest payments. Please see page 68.

Business, page 71

18.

For each of your operating segments, please disclose Rev PAR, your average daily rate or monthly rate as applicable, and occupancy rate. Please also disclose whether you own or lease the land on which your various properties are located, and, if leased, the time left before your leases expire.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that we do not believe that the disclosure of RevPAR, average daily rate and occupancy rate is appropriate for each or our segments or that such information would be meaningful to investors. Our disclosure has been focused on the lodges and villages which generate over 75% of our revenues. In addition, as disclosed, the revenue from the lodges and villages is largely generated from take-or-pay contracts providing a more stable income stream than daily rental or hotel-type occupancy. Unlike hotels with largely individual customers, our customers are typically major corporations procuring large blocks of rooms. Accordingly, occupancy and average daily rate is less meaningful to our performance. In addition, we believe that disclosure of these metrics will negatively impact our competitive position in the market because accommodation projects are often put out for bid; customers and competitors that know our rate structure could use that information to our detriment.

As it relates to open and mobile camp revenues, these revenues have higher variability than the lodge and village revenue. Additionally, our mobile camp assets are not rented on a per room basis. These revenues are seasonal and depend on the duration of the customer project that the assets are supporting. As a result, we do not review RevPAR for these assets in our management of the business. Therefore, we do not provide RevPAR and believe that RevPAR and other operating statistics for our mobile and open camp business would be less useful for investors due to variability and lower contribution to the consolidated results.

Securities and Exchange Commission

February 10, 2014

We have revised our disclosure to describe our land leases and related expirations. Please see page 81.

19.	Please tell us if any of your customers account for five percent or greater of your annual revenue. We may have further comment.

RESPONSE:

We acknowledge the Staff’s comment. In accordance with Item 101(c)(1)(i) of Regulation S-K, we have disclosed customers that accounted for ten percent or greater of our consolidated annual revenue in Note 14 of the Audited Combined Financial Statements. In 2011 and 2012, no other customer accounted for five percent or more of our consolidated annual revenue. In 2010, Fluor Canada Ltd and Syncrude Canada Ltd accounted for more than five percent (but less than ten percent) of our annual consolidated revenue.

20.

To the extent you have planned or ongoing expansions or developments, please provide disclosure regarding the total anticipated cost to completion, costs to date, and the anticipated completion date. In addition, please provide disclosure on the six undeveloped sites currently held by you in your “land bank”, including location and square feet available for development. To the extent you still need to secure additional permits or regulatory approvals for any of these sites, please discuss.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that, while we have identified potential expansion and development projects, we believe this information is sufficiently discussed in the Liquidity section of our MD&A. In a future amendment to the information statement, we intend to provide capital expenditure guidance for 2014, providing investors with an overall quantification of expected capital spending. This guidance is an estimate and subject to many factors that are within our control including (1) the ultimate decision to invest in new or existing locations and (2) the ability to control the amount and timing of expenditures throughout the development process.

We have revised the capital expenditure disclosure in the Liquidity section of our MD&A to quantify the amounts invested over the periods presented to allow investors insight into our sunk cost associated with the land banking strategy. However, locations that we land bank do not obligate us to develop the site. If demand for accommodations does not develop in a region where we have land banked, we do not have a future capital obligation. Therefore, the initial investment in land banking does not create a capital commitment in the future.

Likewise, we substantially control the timing and amount of expenditures of projects underway or anticipated. Due to our utilization of internal manufacturing, construction and installation capabilities, we do not have material third-party construction commitments for our developments. In addition, our facilities are scalable. For example, while we may be permitted for 2,000 rooms on a location, our initial phase of development may be 500 rooms without further obligation to develop. Any future development commenced could be delayed, paused or canceled with limited future obligation. Therefore, we believe the current and anticipated capital expenditure guidance in MD&A is the most meaningful and accurate disclosure.

Securities and Exchange Commission

February 10, 2014

We believe that our land bank of undeveloped locations is a competitive advantage and disclosure of location and number of potentially permitted rooms would advantage our competitors in identifying, following and competing against us in developing markets.

21.

Please disclose the percentage of room rentals that go to corporations versus to individuals for each of your operating segments. We note your statement on page 84 that a larger percentage of your U.S. room rentals go to individuals. For rooms that are rented to individuals, discuss if accommodations are rented on a day-to-day basis or for longer periods. Finally, please discuss any standard material terms, such as average duration, termination and renewal provisions for your long-term contracts.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that the portion of room rentals by individuals are less than 2%, which we view as immaterial. As such, we have revised our disclosure to remove the reference to U.S. room rentals to individuals. We have also added disclosure regarding the general terms of our long term contracts. Please see pages 84 and 86.

22.

Please clarify the number of rooms that are subject to long-term contracts versus daily rentals, if any. To the extent a material portion of your properties are the subject of long-term contracts or leases, please include a schedule of the lease expirations for each year for the next ten years starting with the current year, stating (i) the number of customers whose leases will expire, (ii) the total area in square feet or number of rooms covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

RESPONSE:

We acknowledge the Staff’s comment. Our long term contracts generally have two levels of rates. One rate is for an occupied room; another rate is for a room that is reserved for the customer but is unoccupied for a given night. Contracts generally cover the minimum requirements for reserved rooms and occupied rooms. Expected revenues are generally materially greater than the contracted minimum. Accordingly, we believe that be disclosing minimum contract terms which we believe would be misleading to investors and would not represent a realistic scenario or be in line with management expectations.

Securities and Exchange Commission

February 10, 2014

Management, page 91

23.	Please provide the disclosure required by Item 401 of Regulation S-K for Mr. Dodson.

RESPONSE:

We acknowledge the Staff’s comment and have included the disclosure required by Item 401 of Regulation S-K for Mr. Dodson. Please see page 92.

Agreements Between Oil States and Our Company

Separation and Distribution Agreement, page 105

RESPONSE:

24.	Please expand your disclosure to more specifically describe the assets and liabilities that will be included in the spin-off.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure in the information statement to more specifically describe the assets and liabilities that will be included in the spin-off. Please see page 106 of the information statement.

*     *     *     *     *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

OIS ACCOMMODATIONS SPINCO INC.

By:	/s/ Bradley Dodson
Name:	Bradley Dodson
Title:	President and Chief Executive Officer

Enclosures

cc:     Matthew R. Pacey (Vinson & Elkins)